SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 0342645

As at September 25, 2006

  FARALLON RESOURCES LTD.
800 West Pender Street, Suite 1020
 Vancouver , British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 25, 2006

Print the name and title of the signing officer under his signature.
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1020 - 800 W. Pender Street
Vancouver BC Canada V6C 2V6
Tel 604-684-6365
Tel 604-684-8092
Toll Free: 1 800 667-2114
www.farallonresources.com

  DEVELOPMENT OF UNDERGROUND DECLINE AT G-9 DEPOSIT UNDERWAY AT
FARALLON'S CAMPO MORADO PROPERTY

September 25, 2006 -Vancouver, BC - Dick Whittington, President & CEO of Farallon Resources Ltd. (TSX:FAN), is pleased to announce that Constructora Necaxa, S.A. De C.V. has been selected as the contractor to complete the underground access decline to the G-9 deposit at its Campo Morado property in Guerrero state, Mexico. Site preparation began in August and to date the underground decline has advanced 49 meters. The decline development is part of a larger program, encompassing underground and surface drilling, engineering, infrastructure, and environmental studies. The objective is to advance the G-9 deposit through the feasibility stage toward production.

Upon completion of the decline, an underground infill drilling program will be undertaken at G-9. This will consist of 5,000 meters at 25-meter drill hole spacing, and is planned to establish sufficient measured and indicated resources for feasibility level resource estimations.

Access to the G-9 deposit and the drill stations for underground infill drilling will require the excavation of a 4.5 meter by 4.5 meter exploration decline approximately 1,400 meters in length. Once the access decline is completed, two parallel 4.5 x 4.5 meter crosscuts complete with drill stations, will be developed adding approximately 400 meters of necessary development work. These workings will provide access, and facilitate services of water pumping and ventilation for the underground drill program outlined above.
An exploration decline of this size could subsequently accommodate mine production of 1,500 tonnes per day. The ability to utilize this decline in any future mine development program would significantly expedite the time taken to reach production. Preliminary studies indicate 1,500 tonnes per day to be an appropriate production rate for a mine based on G-9's current inferred resource base (see Farallon News Release dated November 7, 2005).

The location of the decline in relation to the other deposits at Campo Morado and the proposed future mine site layout are highlighted in the attached figure.

Other engineering studies, such as further metallurgical test work, more detailed tailing storage facility and water retention dam designs along with infrastructure assessments of power, water and sewer systems, are also underway to support feasibility level studies. Environmental baseline data gathering and assessments, along with the associated socio-economic activities, will be expanded to accommodate the increased size and scope of the G-9 investigative work.

Dick Whittington said:

"Farallon has developed a comprehensive program to collect the necessary data to delineate and engineer a mine at G-9. Development of the underground decline is a key part of the program. It will provide access for detailed drilling and, assuming a positive decision is made, will enable a smooth transition to mine production. We are pleased with the progress made by the underground contractors so far, which is in line with the Company's target to complete the program by mid 2007."

For further details on Farallon Resources Ltd. and its Campo Morado property and photographs of the decline development work, please visit the Company's website at www.farallonresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

/s/ J.R.H. Whittington

J.R.H. (Dick) Whittington
President & CEO

No regulatory authority has approved or disapproved the information contained in this news release.

Forward Looking Information

This release includes certain statements that may be deemed "forward-looking statements." All statements in this release, other than statements of historical facts, that address future production, reserve potential, continuity of mineralization, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially form those in the forward looking statements. The likelihood of future mining at Campo Morado is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including obtaining necessary mining and construction permits, completion of pre-feasibility and final feasibility studies, preparation of all necessary engineering for pits and processing facilities as well as receipt of significant additional financing to fund these objectives as well as funding mine construction. Such funding may not be available to the Company on acceptable terms or on any terms at all. There is no known ore at Campo Morado and there is no assurance that the mineralization at Campo Morado will ever be classified as ore. For more information on the Company and the risk factors inherent in its business, investors should review the Company's Annual Information Form at www.sedar.com.
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N
2 013 000 N
2 012 000 N
2 011 000 N
Main Access Road from Arcelia
Office & Warehousing
Plantsite
Ore Haul Route
Water Diversion
Mine Portal
Barranca Naranjo
Tailings Storage
Mine Access Decline
El Rey
Naranjo
El Largo
Estrella de Oro
Village of La Parota Campo Morado
G-9
La Lucha
Village of Agua Zarca
Access Road to Temixco
Property Boundary
Xochicalco

CAMPO MORADO - G9 **Proposed Mine Site Plan and Location of Mine Access Decline**